

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

Iris Chen
Head of Finance and Accounting
Perfect Corp.
14F, No. 98 Minquan Road Xindian District
New Taipei City 231 Taiwan

> **Re: Perfect Corp.**
> **Schedule TO-I/A**
> **Filed December 19, 2023**
> **File No. 005-93810**

Dear Iris Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I/A filed December 19, 2023

Purpose of the Offer; Certain Effects of the Offer; Other Plans, page 13

1.   Refer to comment one in our prior comment letter. We note that your response includes additional background and reasons for the Offer that are not disclosed in the Schedule TO-I. Please revise the Schedule TO-I to incorporate information relevant to the purposes of the transaction.

General

2.   We note your response to prior comment five summarizing the impact of the Offer on the Company's financial statements. Please incorporate this disclosure in the Schedule TO-I.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at 202-551-3263 or Laura McKenzie at 202-551-4568.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions